SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated November 23, 2018

Commission File Number: 002-94004

BRITISH TELECOMMUNICATIONS PLC

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

British Telecommunications plc

Results for the half year to 30 September 2018

23 November 2018

About BT

British Telecommunications plc (BT or group) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

BT’s purpose is to use the power of communications to make a better world. It is one of the world’s leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of five customer facing units: Consumer, Business and Public Sector, Wholesale and Ventures, Global Services and Openreach.

Ulrica Fearn was appointed as a director of BT with effect from 1 June 2018. Patrick Bradley resigned on 31 August 2018. Simon Lowth, Neil Harris and Glyn Parry served as directors throughout the period.

Half year to 30 September 2018	2018 (IFRS 15)	2017 (IFRS 15 pro forma)	2017 (IAS 18)	Change
	£m	£m	£m	%
Reported measures
Revenue	11,588		11,786	(2)
Profit before tax	1,454		1,174	24
Profit after tax	1,144		881	30
Capital Expenditure	1,833		1,693	8

Adjusted measures
Adjusted[1] Revenue	11,624	11,770	11,800	(1)[2]
Change in underlying revenue				(0.9)[2]
Adjusted[1] EBITDA	3,676	3,607	3,598	2 [2]

Customer facing unit results for the half year to 30 September 2018

	Adjusted[1] revenue			Adjusted[1] EBITDA
Half year to	2018	2017	Change [2]	2018	2017	Change [2]
30 September		(IFRS 15 proforma)			(IFRS 15 proforma)
	£m	£m	%	£m	£m	%
Consumer	5,272	5,127	3	1,221	1,131	8
Business and Public Sector	2,195	2,275	(4)	708	696	2
Wholesale and Ventures	929	1,007	(8)	325	364	(11)
Global Services	2,332	2,511	(7)	208	154	35
Openreach	2,472	2,509	(1)	1,177	1,250	(6)
Other	2	6	n/m	37	12	n/m
Intra-group items	(1,578)	(1,665)	5	-	-	-
Total	11,624	11,770	(1)	3,676	3,607	2

1 See Glossary below

2 Measured against IFRS 15 pro forma comparative period in the prior year

n/m = not meaningful

Glossary of alternative performance measures

Adjusted	Before specific items

EBITDA	Earnings before interest, tax, depreciation and amortisation

Adjusted EBITDA	EBITDA before specific items, share of post tax profits/losses of associates and joint ventures and net non-interest related finance expense

Capital expenditure	Additions to property, plant and equipment and software in the period less proceeds from disposals

Specific items	Items that in management’s judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 6 on page 19

Underlying	Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals. Further information is provided in note 1 on page 27

We assess the performance of the group using a variety of alternative performance measures. The rationale for using adjusted measures is explained in note 1 on page 27. Results on an adjusted basis are presented before specific items. Reconciliations from the most directly comparable IFRS measures are in Additional Information on pages 27 to 28.

British Telecommunications plc

Group results for the half year to 30 September 2018

Revenue and EBITDA

Reported revenue was £11,588m, down 2%, and adjusted1 revenue was down 1%2 as growth in our consumer business was more than offset by regulated price reductions in Openreach and declines in our enterprise businesses. The main contributor to enterprise revenue decline was Global Services whose adjusted1 revenue declined 7%2 due to a reduction in IP exchange volumes in line with our strategy to reduce low margin business and the impact of foreign exchange.

Adjusted1 operating costs were down 3% mainly driven by restructuring related cost savings, partly offset by higher costs of recruiting and training new engineers to support Openreach’s ‘Fibre First’ programme. Adjusted1 EBITDA of £3,676m was up 2%2 primarily driven by higher volume and mix in our high-end smartphones in our consumer business and cost efficiencies from our cost transformation programmes, partly offset by the decline in revenue and higher costs of investment in customer experience. Reported profit before tax was up 24% at £1,454m, primarily driven by higher specific item costs in the prior year.

Specific items (Note 6 to the condensed consolidated financial statements)

Specific items resulted in a net charge after tax of £265m (H1 2017/18: £450m). The main components include restructuring costs of £206m (H1 2017/18: £130m), costs relating to regulatory matters of £41m (H1 2017/18: £27m) and interest expense on pensions of £69m (H1 2017/18: £109m). Our prior half year also included £225m relating to the settlement of warranty claims arising under the 2015 EE acquisition agreement.

Tax

The effective tax rate was 21.3% on reported profit and 20.4% on profit before specific items, based on our current estimated effective tax rate for the full year. This is higher than the standard UK corporation tax rate of 19% principally due to non-deductible items, including share-based payments.

Cash flow

Net cash inflow from operating activities was down £1,831m at £756m mainly driven by £2bn contributions to the BT Pension Scheme.

Balance Sheet

At 30 September 2018 the group held £3.9bn of cash and current investment balances. £2.4bn of short term borrowings include term debt of £1.8bn, repayable during 2018/19, and £0.6bn collateral for open mark to market positions and overdrafts. Our £2.1bn facility, which matures in September 2021, remains undrawn at 30 September 2018.

Capital expenditure

Capital expenditure was £1,833m (H1 2017/18: £1,693m) including network investment of £988m, up 15% due to an increase in our base-case assumption for customer take-up under the Broadband Delivery UK (BDUK) programme partly offset by lower mobile investment as the Emergency Services Network (ESN) passed the peak deployment phase. Excluding the effect of the change in our base-case assumption for BDUK capital expenditure was £1,663m. Other capital expenditure components were up 1% with £443m spent on customer driven investments, £327m on systems and IT, and £75m spent on non-network infrastructure.

Under the terms of the BDUK programme, we have an obligation to repay or re-invest grant funding depending on factors including the level of customer take-up achieved. Following sign up of the majority of its major and a number of its smaller communications providers to Openreach’s pricing discounts for volume commitments in the quarter, we have reassessed our base-case assumption for take-up in BDUK areas. Based on the greater certainty provided by the volume commitments we have increased the take-up assumption from 41% to 61% of total premises passed, reflecting a life-time view of the BDUK programme. The gainshare provision increased by £176m in the half year to £712m, primarily driven by the take-up assumption change.

Pension (Note 7 to the condensed consolidated financial statements)

The IAS 19 net pension position at 30 September 2018 was a deficit of £4.5bn net of tax (£5.3bn gross of tax), compared with £5.7bn net of tax (£6.8bn gross of tax) at 31 March 2018. The reduction in the gross deficit of £1.5bn since 31 March 2018 mainly reflects deficit contributions of £2bn offset by lower than expected asset returns and actuarial movements.

The increase in the deficit compared to 30 June 2018 (£3.9bn net of tax; £4.6bn gross of tax) mainly reflects a fall in the real discount rate and lower than expected asset returns.

In October, we appealed a January 2018 High Court judgment which determined that it is not currently possible to change the index used for calculating pension increases for BTPS Section C members from RPI, and are awaiting the outcome.

[1]	See Glossary on page 1
[2]	Measured against IFRS 15 proforma comparative period in the prior year

On 26 October, the High Court handed down a judgment involving the Lloyds Banking Group’s defined benefit pension schemes. The judgment concluded the schemes should be amended to equalise pension benefits for men and women in relation to guaranteed minimum pension benefits. The issues determined by the judgment arise in relation to many other defined benefit pension schemes. We are working with the trustees of our pension schemes, and our actuarial and legal advisers, to understand the extent to which the judgment crystallises additional liabilities for BT’s pension schemes. We estimate this could be in the hundreds of millions of pounds, and any adjustment necessary is expected to be recognised in the second half of 2018/19.

Principal risks and uncertainties

A summary of the Group’s principal risks and uncertainties is provided in note 13.

Operating review

Consumer

Half year to 30 September[1]
	2018	2017	Change
		(IFRS 15) [2]
	£m	£m	£m	%
Revenue	5,272	5,127	145	3

Operating costs	4,051	3,996	55	1
EBITDA	1,221	1,131	90	8

Depreciation & amortisation	508	485	23	5
Operating profit	713	646	67	10

Capital expenditure	401	461	(60)	(13)

Revenue growth for the half year was driven by a higher volume and mix of high-end smartphones, improved mix of direct distribution, ‘more for more’ pricing in broadband and mobile, growth in the SIM only base across all the brands and all customers now paying for BT Sport. This was partially offset by solus voice reductions.

EBITDA grew, driven by the revenue growth and supplier rebates in the period, partially offset by increased contractual UEFA sports rights costs.

Capital expenditure was down 13% as ESN passed the peak deployment phase.

[1]	Adjusted. See Glossary on page 1
[2]	IFRS 15 proforma used for comparative period in the prior year

Business and Public Sector

	Half year to 30 September[1]
	2018	2017	Change
		(IFRS 15) [2]
	£m	£m	£m	%

Revenue	2,195	2,275	(80)	(4)

- underlying revenue[3]				(4)

Operating costs	1,487	1,579	(92)	(6)

EBITDA	708	696	12	2

Depreciation & amortisation	179	185	(6)	(3)

Operating profit	529	511	18	4

Capital expenditure	136	152	(16)	(11)

Revenue decreased for the half year mainly due to the ongoing decline in fixed voice where revenues declined 9%, broadly in line with an 11% decline in our traditional lines base. This was partially offset by growth in IP, Mobile and Networking. Mobile grew 2% as the effects of Roam Like at Home dropped away and steady growth in the base.

Operating costs reduced, helped by labour cost efficiencies from our cost transformation programmes. EBITDA grew, with our lower cost base offsetting the reduction in revenue, as well as some one-off cost benefits in the first quarter.

Capital expenditure decreased 11% due to lower network and integration costs.

[1]	Adjusted. See Glossary on page 1
[2]	IFRS 15 proforma used for comparative period in the prior year
[3]	Underlying revenue excludes acquisitions, disposals and foreign exchange

Wholesale and Ventures

	Half year to 30 September[1]

	2018	2017	Change
		(IFRS 15) [2]
	£m	£m	£m	%

Revenue	929	1,007	(78)	(8)

Operating costs	604	643	(39)	(6)

EBITDA	325	364	(39)	(11)

Depreciation & amortisation	152	154	(2)	(1)

Operating profit	173	210	(37)	(18)

Capital expenditure	106	106	-	-

Revenue was down 8% for the half year. Wholesale revenue was down 11% driven by lower voice usage and customers migrating to newer IP technologies, ongoing price competition in the wholesale broadband market, a decline in the broadband base and the ongoing migration of customers from Partial Private Circuits (PPCs) to newer technologies.

Our Ventures businesses performed well with revenue growth of 11%, mainly driven by growth in messaging services and new external deals in Supply Chain.

Operating costs were down 6% and EBITDA decreased 11% reflecting the revenue decline, particularly in higher margin legacy services.

[1]	Adjusted. See Glossary on page 1
[2]	IFRS 15 proforma used for comparative period in the prior year

Global Services

	Half year to 30 September[1]
	2018	2017		Change
		(IFRS 15	) [2]
	£m	£m		£m	%
Revenue	2,332	2,511		(179)	(7)

- underlying revenue[3]					(6)

Operating costs	2,124	2,357		(233)	(10)
EBITDA	208	154		54	35

Depreciation & amortisation	186	221		(35)	(16)
Operating profit (loss)	22	(67)		89	133

Capital expenditure	99	128		(29)	(23)

In line with our strategy to de-emphasise low margin business, revenue for the half year was down 7% including a £39m negative impact from foreign exchange movements.

Operating costs for the half year were down 10% mainly reflecting the decline in IP Exchange volumes and equipment sales and lower labour costs in line with our strategy to transform our operating model. EBITDA for the half year was up £54m as lower revenues were more than offset by the reduction in operating costs and certain one-offs.

Depreciation and amortisation was down 16% for the half year due to the timing of certain projects in the prior year. Operating profit for the half year was £22m.

Capital expenditure was down 23% for the half year reflecting ongoing rationalisation and including deferral of spend into the second half of the year.

[1]	Adjusted. See Glossary on page 1
[2]	IFRS 15 proforma used for comparative period in the prior year
[3]	Underlying revenue excludes acquisitions, disposals and foreign exchange

Openreach

	Half year to 30 September[1]
	2018	2017		Change
		(IFRS 15	) [2]
	£m	£m		£m	%
Revenue	2,472	2,509		(37)	(1)

Operating costs	1,295	1,259		36	3
EBITDA	1,177	1,250		(73)	(6)

Depreciation & amortisation	679	690		(11)	(2)
Operating profit	498	560		(62)	(11)

Capital expenditure	1,031	787		244	31

Revenue decline for the half year was driven by around £150m of regulated price reductions on FTTC and Ethernet products, £30m of non-regulated price reductions mainly driven by a number of major and smaller communications providers that have signed up to our pricing discounts offer for volume commitments, and a decline in our physical line base. This was partly offset by underlying growth of 25% in our FTTC rental base and a 10% increase in our Ethernet rental base.

Operating costs were 3% higher mainly driven by higher costs from recruitment and training of new engineers to support our ‘Fibre First’ programme and help deliver improved customer service, pay inflation and business rates, partly offset by efficiency savings. EBITDA was down 6% for the half year.

Capital expenditure was £1,031m, up £244m or 31%, driven by higher year on year BDUK net grant funding deferrals and investment in our FTTP and Gfast network build being partly offset by efficiency savings.

[1]	Adjusted. See Glossary on page 1
[2]	IFRS 15 proforma used for comparative period in the prior year

Financial statements

Group income statement

For the half year to 30 September 2018 (IFRS 15 basis)

	Note	Before specific items (‘Adjusted’)	Specific items (note 6)	Total (Reported)
		£m	£m	£m
Revenue	3,4	11,624	(36)	11,588

Operating costs	5	(9,684)	(212)	(9,896)
Operating profit		1,940	(248)	1,692

Finance expense		(317)	(69)	(386)

Finance income		147	-	147
Net finance expense		(170)	(69)	(239)

Share of post tax profit of associates and joint ventures		1	-	1
Profit before tax		1,771	(317)	1,454

Tax		(362)	52	(310)
Profit for the period		1,409	(265)	1,144

Group income statement

For the half year to 30 September 2017 (IAS 18 basis)

	Note	Before specific items (‘Adjusted’)	Specific items (note 6)	Total (Reported)
		£m	£m	£m
Revenue	3,4	11,800	(14)	11,786

Operating costs	5	(9,959)	(373)	(10,332)
Operating profit		1,841	(387)	1,454

Finance expense		(272)	(109)	(381)

Finance income		101	-	101
Net finance expense		(171)	(109)	(280)

Share of post tax profit of associates and joint ventures		-	-	-
Profit before tax		1,670	(496)	1,174

Tax		(339)	46	(293)
Profit for the period		1,331	(450)	881

Group statement of comprehensive income

For the half year to 30 September

	Half year to 30 September
	2018 (IFRS 15)	2017 (IAS 18)
	£m	£m
Profit for the period	1,144	881

Other comprehensive income (loss)
Items that will not be reclassified to the income statement:
Remeasurements of the net pension obligation	(292)	(4)
Tax on pension remeasurements	58	17
Items that have been or may be reclassified subsequently to the income statement:
Exchange differences on translation of foreign operations	74	(115)
Fair value movements on available-for-sale assets	5	4
Fair value movements on cash flow hedges:
- net fair value (losses) gains	477	(49)
- recognised in income and expense	(293)	78
Movement on cost of hedging reserve	(90)	-
Tax on components of other comprehensive income that have been or may be reclassified	(30)	(9)

Other comprehensive profit (loss) for the period, net of tax	(91)	(78)

Total comprehensive income for the period	1,053	803

Group balance sheet

	30 September (IFRS 15) 2018	31 March (IAS 18) 2018 (restated)[1]
	£m	£m

Non-current assets
Intangible assets	14,618	14,455
Property, plant and equipment	17,234	17,000
Derivative financial instruments	1,467	1,312
Investments	13,569	13,354
Associates and joint ventures	43	38
Trade and other receivables	436	317
Contract assets[2]	239	-
Deferred tax assets	1,003	1,326

	48,609	47,802

Current assets
Programme rights	727	272
Inventories	305	239
Trade and other receivables	3,570	4,029
Contract assets[2]	1,321	-
Assets held for sale	88	-
Current tax receivable	77	77
Derivative financial instruments	311	197
Investments	3,494	3,224
Cash and cash equivalents	421	521

	10,314	8,559

Current liabilities
Loans and other borrowings	4,290	2,298
Derivative financial instruments	53	50
Trade and other payables	5,771	7,190
Contract liabilities[2]	1,343	-
Current tax liabilities	211	83
Provisions	607	603

	12,275	10,224

Total assets less current liabilities	46,648	46,137
Non-current liabilities
Loans and other borrowings	15,317	13,038
Derivative financial instruments	706	787
Contract liabilities[2]	121	-
Retirement benefit obligations	5,280	6,847
Other payables	1,563	1,326
Deferred tax liabilities	1,176	1,340
Provisions	486	452

	24,649	23,790

Equity
Share capital	2,172	2,172
Share premium	8,000	8,000
Other reserves	1,384	1,241
Retained earnings	10,443	10,934

Total equity	21,999	22,347

	46,648	46,137

[1]	Restatement to reflect the update to our retirement benefit obligation. See Note 2 to the condensed consolidated financial statements
[2]	Contract assets and contract liabilities arise following the adoption of IFRS 15 on 1 April 2018. See note 1 to the condensed consolidated financial statements.

Group statement of changes in equity

For the half year to 30 September 2018 (IFRS 15 basis)

	Note	Share Capital	Share Premium	Other Reserves	Retained Earnings	Total Equity

		£m	£m	£m	£m	£m
At 31 March 2018 – as published		2,172	8,000	1,241	11,327	22,740
Pension restatement[1]		-	-	-	(393)	(393)
At 31 March 2018 – restated		2,172	8,000	1,241	10,934	22,347
IFRS opening balance adjustment[2]		-	-	-	1,308	1,308
Tax on IFRS opening balance adjustment[2]		-	-	-	(248)	(248)

At 1 April 2018		2,172	8,000	1,241	11,994	23,407
Profit for the period		-	-	-	1,144	1,144
Other comprehensive income (loss) before tax		-	-	556	(292)	264
Movements on cost of hedging reserve		-	-	(90)	-	(90)
Tax on other comprehensive (loss) income		-	-	(30)	58	28
Transferred to the income statement		-	-	(293)	-	(293)

Comprehensive income		-	-	143	910	1,053
Dividends	12	-	-	-	(2,500)	(2,500)
Share-based payments		-	-	-	36	36
Unclaimed dividends over 10 years		-	-	-	5	5
Other movements		-	-	-	(2)	(2)

At 30 September 2018		2,172	8,000	1,384	10,443	21,999

[1] See Note 2 to the condensed consolidated financial statements [2] See Note 1 to the condensed consolidated financial statements

For the half year to 30 September 2017 (IAS 18 basis)

At 1 April 2017		2,172	8,000	1,591	7,163	18,926
Profit for the period		-	-	-	881	881
Other comprehensive loss before tax		-	-	(160)	(4)	(164)
Tax on other comprehensive (loss) income		-	-	(9)	17	8
Transferred to the income statement		-	-	78	-	78
Comprehensive (loss) income		-	-	(91)	894	803
Share-based payments		-	-	-	40	40
Other movements		-	-	-	3	3
At 30 September 2017		2,172	8,000	1,500	8,100	19,772

Group cash flow statement

For the half year to 30 September

	Half year to 30 September
	2018 (IFRS 15)	2017 (IAS 18)
	£m	£m

Cash flow from operating activities
Profit before tax	1,454	1,174
Share-based payments	36	40
Profit on disposal of subsidiaries and interest in associates	-	(1)
Share of post tax losses of associates and joint ventures	(1)	-
Net finance expense	239	280
Depreciation and amortisation	1,736	1,757
(Increase) decrease in working capital	(489)	(431)
Provisions, pensions and other non-cash movements[1]	(2,009)	(72)

Cash inflow from operating activities[2]	966	2,747
Tax paid	(210)	(181)

Net cash inflow from operating activities	756	2,566

Cash flow from investing activities
Interest received	8	2
Acquisition of subsidiaries, associates and joint ventures	(6)	(20)
Proceeds on disposal of subsidiaries	-	2
Purchases of property, plant and equipment and software	(1,739)	(1,665)
Proceeds on disposal of property, plant and equipment	3	11
Outflow non-current amounts to ultimate parent company[3]	(1,052)	(1,200)
Purchases of current financial assets	(6,721)	(5,892)
Proceeds on disposal of current financial assets	6,395	4,853

Net cash outflow from investing activities	(3,112)	(3,909)

Cash flow from financing activities
Interest paid	(236)	(259)
Proceeds from bank loans and bonds	2,896	2,029
Repayment of borrowings[4]	(480)	(502)
Cash flows from derivatives related to net debt	59	(132)

Net cash outflow from financing activities	2,239	1,136

Net (decrease) increase in cash and cash equivalents	(117)	(207)
Opening cash and cash equivalents	492	509
Net (decrease) increase in cash and cash equivalents	(117)	(207)
Effect of exchange rate changes	7	(19)

Closing cash and cash equivalents[5]	382	283

[1]	Includes pension deficit payments of £2,012m for the half year to 30 September 2018 (H1 2017/18: £10m)
[2]	Includes cash flows relating to TV programme rights
[3]

In addition, there are non-cash movements in this intra-group loan arrangement which principally relate to the settlement of dividends with the parent company and amounts the ultimate parent company was owed by the parent company which were settled through their loan accounts with British Telecommunications plc. For further details see note 12.

[4]	Repayment of borrowings includes the impact of hedging and repayment of lease liabilities
[5]	Net of bank overdrafts of £39m at 30 September 2018 (30 September 2017: £62m; 31 March 2018: £29m)

Notes to the condensed consolidated financial statements

1	Basis of preparation and accounting policies

These condensed consolidated financial statements (‘the financial statements’) comprise the financial results of British Telecommunications plc for the half years to 30 September 2018 and 30 September 2017 together with the balance sheet at 31 March 2018. The financial statements for the half year to 30 September 2018 have been reviewed by the auditors and their review opinion is on page 26. The financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules sourcebook (DTR) of the Financial Conduct Authority and with IAS 34 Interim Financial Reporting as adopted by the European Union. The financial statements should be read in conjunction with the Annual Report & Form 20-F 2018 and Annual Report & Form 20-F(A) 2018 (‘Annual Report 2018’)which was prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In preparing the group financial statements, the directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB).

Having assessed the principal risks, the directors consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Except as described below and other than income taxes which are accrued using the tax rate that is expected to be applicable for the full financial year, the financial statements have been prepared in accordance with the accounting policies as set out in the financial statements for the year to 31 March 2018 and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

The comparative figures for the financial year ended 31 March 2018 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

New and amended accounting standards effective during the year

The following standards have been issued and were effective for BT from 1 April 2018:

IFRS 15 ‘Revenue from contracts with customers’

Background

IFRS 15 sets out the requirements for recognising revenue and costs from contracts with customers and includes extensive disclosure requirements. The standard requires entities to apportion revenue earned from contracts to individual performance obligations, on a relative stand-alone selling price basis, based on a five-step model.

As disclosed in our Annual Report 2018 we have adopted the standard on a modified retrospective basis and have recognised the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at 1 April 2018. Under this transition method:

– the standard has been applied only to contracts in progress but not completed at the date of initial application;

– for contracts that were modified before 1 April 2018, we have reflected the aggregate effect of all of the modifications that occur before this date at 1 April 2018;

– we have not restated prior year comparatives for the effect of IFRS 15 but have instead restated our 1 April 2018 opening retained earnings for the full cumulative impact of adopting this standard; and

– for the year ended 31 March 2019 we will provide a reconciliation of our primary financial statements under IFRS 15 to those in accordance with IAS 18 in our Annual Report & Form 20-F 2019.

Financial impact

In our Annual Report 2018 we estimated that the likely impact on transition at 1 April 2018 would produce a cumulative increase in retained earnings of between £1.1bn and £1.5bn before tax. The actual increase of £1.3bn before tax (£1.1bn after tax) has primarily been recorded as a contract asset and will lead to an additional one-off cash tax payment of £0.2bn equally split between 2018/19 and 2019/20. The cumulative increase in retained earnings is mainly due to the acceleration of handset revenues and, to a lesser extent, deferral of costs (notably third party contract acquisition costs primarily associated with post pay mobile contracts).

The financial impact of each business area is as follows:

– Under our previous accounting policy, mobile handset revenue was recognised based on the amount the customer pays for the handset when it is delivered to the customer. Generally mobile handsets are either provided free or for a small upfront charge. Under IFRS 15, additional revenue is allocated to the mobile handset at the start of the contract. This is calculated with reference to its relative standalone value within the contract, regardless of the contract pricing. For each mobile handset contract the revenue recognition profile changed with greater day one recognition of revenue for the handset and a corresponding reduction in ongoing mobile service revenue over the contract period. The difference between the mobile handset revenue recognised and the amounts charged to the customer has been recognised as a contract asset. Over time, we expect the contract asset generated to remain at similar levels as old contracts expire and new ones are signed. However, we will see short-term volatility, for example around key handset launches. This primarily impacted Consumer, and to a lesser extent this also impacted mobile handset revenues in Business and Public Sector in respect of the legacy EE business division. We saw a similar trend in respect of subsidised equipment although this had a less significant impact due to the lower relative standalone value for this equipment.

– Previously, sales commissions and other third party acquisition costs resulting directly from securing contracts with customers were expensed when incurred. Under IFRS 15 sales commissions and other third party contract acquisition costs are recognised as an asset, and amortised over the period in which the corresponding benefit is received, resulting in earlier profit recognition. The impact is greatest in Consumer in respect of third-party acquisition costs.

– The above two impacts are partly offset by amended accounting for connections revenue. Previously, the group recognised connections revenue upon performance of the connection activity. Under IFRS 15 connections revenue is deferred and recognised on a straight-line basis over the associated line/circuit contractual period. This means that revenue and profits are recognised later. On transition this led to the recognition of a contract liability as revenue and profits are deferred to future periods. Wholesale and Ventures and Openreach deliver the majority of this service and therefore experienced the majority of the impact. Over time, this liability is expected to remain at similar levels as old contracts expire and new ones are signed.

– The IFRS 15 impact on other areas was not material. This included certain contract fulfilment costs which are recognised as an asset and amortised over the period in which benefit is received and certain expenses are recognised as a deduction from revenue.

Pro forma

We have prepared and published unaudited pro forma results for the years ended 31 March 2018 and 31 March 2017 under IFRS 15. While BT believes the pro forma information contained in this document to be reliable, BT does not warrant the accuracy, completeness or validity of the information, figures or calculations and shall not be liable in any way for loss or damage arising out of the use of the information, or any errors or omissions in its content.

IFRS 9 ‘Financial Instruments’

IFRS 9 is applicable to financial assets and financial liabilities and covers the classification, measurement, impairment and de- recognition of financial assets and liabilities together with a new hedge accounting model. The standard does not have a material impact on our results, with the key issues being the provision of expected lifetime losses on IFRS 15 contract assets, documentation of policies, hedging strategy and new hedge documentation.

There are no other new or amended standards or interpretations adopted during the year that have a significant impact on the group.

New and amended accounting standards that have been issued but are not yet effective

IFRS 16 ‘Leases’

We will report our financial statements under IFRS 16 from the first quarter of 2019/20. We expect to adopt IFRS 16 on a modified retrospective basis in our 2019/20 financial statements. Accordingly we will not restate prior year comparatives for the effect of IFRS 16 but will instead restate our 1 April 2019 opening reserves for the full cumulative impact of adopting this standard.

The standard requires lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset is of low value. We are still in the process of quantifying the implications of this standard. However, we expect the following indicative impacts:

– there is expected to be an increase in total assets, as leased assets which are currently accounted for off balance sheet (i.e. classified as operating leases under IAS 17) will be recognised on balance sheet and valued in accordance with the principles of IFRS 16. The biggest asset category impacted for the group is expected to be land and buildings

– there is expected to be an increase in debt, as liabilities relating to existing operating leases are recognised

– operating lease expenditure will be reclassified and split between depreciation and finance costs. Therefore EBITDA will increase. Future depreciation and finance costs are also expected to increase as a result of increased assets and liabilities

– there is an expected temporary reduction in profit after tax. This is expected to be driven by an increase in finance costs as a result of the new leases. These finance costs will have an accelerated profile which will reduce over the lease term

– there may be a corresponding effect on tax balances in relation to all of the above impacts.

This standard will require us to make key accounting judgements in particular around the likelihood of lease renewals. Details of our existing operating lease commitments at 31 March 2018 are set out in note 30 of our Annual Report 2018.

2	Restatement of prior period financial statements

IAS 19 accounting valuation of retirement benefit obligations

On 27 July 2018, we announced that we had been alerted to an error made by our independent external actuary in the actuary’s calculation of our IAS 19 accounting valuation of retirement benefit obligations at 31 March 2018. Our independent external actuary is employed as an expert to calculate the IAS 19 accounting valuation on behalf of management. The error resulted from the incorrect application of changes to demographic assumptions. Management determined that the error was material with respect to our Group statement of comprehensive income and would require the Group to restate its previously issued consolidated financial statements for year ended 31 March 2018.

The accounting error understated the net pension obligation, after tax, at 31 March 2018 by £393m (£476m gross of deferred tax) and overstated total equity in the balance sheet by £393m. The re-measurement gain of the net pension obligation recorded within the Group statement of comprehensive income for the year ended 31 March 2018 was overstated by £476m and tax expense on the pension re-measurement was overstated by £83m.

The error has no effect on the Group income statement or the Group cash flow statement or any amounts included in the financial statements for the years ending 31 March 2017 and 31 March 2016 or the six months to 30 September 2017. It also has no effect on the 2017 triennial funding valuation of the BT Pension Scheme, associated cash contributions or on the pension scheme members.

The impact of the retirement benefit obligation restatement and the IFRS 15 and IFRS 9 opening balance adjustment have been set out in the reconciliations below:

Group statement of comprehensive income

Year to 31 March 2018	As published £m	Pensions adjustment £m	Restated £m

Profit for the period	2,184	-	2,184

Other comprehensive income (loss)
Items that will not be reclassified to the income statement:
Remeasurements of the net pension obligation	2,160	(476)	1,684
Tax on pension remeasurements	(346)	83	(263)
Items that have been or may be reclassified subsequently to the income statement:
Exchange differences on translation of foreign operations	(188)	-	(188)
Fair value movements on available-for-sale assets	11	-	11
Fair value movements on cash flow hedges:
- net fair value (losses) gains	(368)	-	(368)
- recognised in income and expense	277	-	277
Movement on cost of hedging reserve	-	-	-
Tax on components of other comprehensive income that have been or may be reclassified	1	-	1

Other comprehensive profit (loss) for the period, net of tax	1,547	(393)	1,154

Total comprehensive income (loss) for the period	3,731	(393)	3,338

  Group balance sheet

	At 31 March 2018 as published	Pension adjustment	At 31 March 2018 restated	IFRS[1] adjustment	At 1 April 2018
	£m	£m	£m	£m	£m
Non-current assets
Intangible assets	14,455	-	14,455	-	14,455
Property, plant and equipment	17,000	-	17,000	-	17,000
Investments	13,354	-	13,354	-	13,354
Trade and other receivables	317	-	317	114	431
Contract assets	-	-	-	198	198
Deferred tax assets	1,243	83	1,326	-	1,326
Other non-current assets	1,350		1,350	-	1,350
	47,719	83	47,802	312	48,114
Current assets
Trade and other receivables	4,029	-	4,029	(337)	3,692
Contract assets	-	-	-	1,417	1,417
Cash and cash equivalents	521	-	521	-	521
Other current assets	4,009	-	4,009	-	4,009
	8,559	-	8,559	1,080	9,639
Current liabilities
Loans and other borrowings	2,298	-	2,298	-	2,298
Trade and other payables	7,190	-	7,190	(1,409)	5,781
Contract liabilities	-	-	-	1,406	1,406
Current tax liabilities	83	-	83	248	331
Other current liabilities	653	-	653	-	653
	10,224	-	10,224	245	10,469
Total assets less current liabilities	46,054	83	46,137	1,147	47,284
Non-current liabilities
Loans and other borrowings	13,038	-	13,038	-	13,038
Retirement benefit obligations	6,371	476	6,847	-	6,847
Other non-current liabilities	3,905	-	3,905	87	3,992
	23,314	476	23,790	87	23,877
Equity
Share capital	2,172	-	2,172	-	2,172
Share premium	8,000	-	8,000	-	8,000
All other reserves	1,241	-	1,241	-	1,241
Retained earnings	11,327	(393)	10,934	1,060	11,994
Total equity	22,740	(393)	22,347	1,060	23,407
	46,054	83	46,137	1,147	47,284

  Group statement of changes in equity

	Share Capital	Share Premium	Other Reserves	Retained Earnings	Total Equity
	£m	£m	£m	£m	£m
At 31 March 2018 - as published	2,172	8,000	1,241	11,327	22,740
Pension restatement	-	-	-	(393)	(393)
At 31 March 2018 – restated	2,172	8,000	1,241	10,934	22,347
IFRS opening balance adjustment[1]	-	-	-	1,308	1,308
Tax on IFRS opening balance adjustment[1]	-	-	-	(248)	(248)
At 1 April 2018	2,172	8,000	1,241	11,994	23,407

[1]	This reflects the opening balance sheet adjustment for both IFRS 15 and IFRS 9. See note 1 to the condensed consolidated financial statements

3	Operating results – by customer facing unit

	External Revenue	Internal revenue	Group revenue	EBITDA[1]	Operating profit
Half year to 30 September 2018 (IFRS 15 basis)	£m	£m	£m	£m	£m
Consumer	5,220	52	5,272	1,221	713
Business and Public Sector[2]	2,140	55	2,195	708	529
Wholesale and Ventures[2]	873	56	929	325	173
Global Services	2,332	-	2,332	208	22
Openreach	1,057	1,415	2,472	1,177	498
Other	2	-	2	37	5
Intra-group items	-	(1,578)	(1,578)	-	-
Total adjusted[3]	11,624	-	11,624	3,676	1,940
Specific items (note 6)			(36)		(248)
Total			11,588		1,692

Half year to 30 September 2017 (IAS 18 basis)
Consumer (restated)[4]	5,083	50	5,133	1,139	654
Business and Public Sector	2,224	57	2,281	694	509
Wholesale and Ventures	926	71	997	361	207
Global Services	2,506	-	2,506	154	(67)
Openreach	1,054	1,494	2,548	1,238	548
Other	7	-	7	12	(10)
Intra-group items	-	(1,672)	(1,672)	-	-
Total adjusted[3]	11,800	-	11,800	3,598	1,841
Specific items (note 6)			(14)		(387)
Total			11,786		1,454

1 For the reconciliation of adjusted EBITA see additional information on page 27

2 From 1 October 2018 Business and Public Sector and Wholesale and Ventures will be brought together to form Enterprise. See note 11 for further information

3 See Glossary on page 1

4 Consumer results restated to reflect the bringing together of BT Consumer and EE with effect from 1 April 2018

4	Operating result – by type of revenue[1]

Half year to 30 September	2018	2017
	£m	£m
ICT and managed networks	2,203	2,256
Fixed access subscription revenue	4,641	4,814
Mobile subscription revenue	2,659	3,086
Equipment and other services	2,121	1,644
Total adjusted[2]	11,624	11,800
Specific items (note 6)	(36)	(14)
Total	11,588	11,786

1 Prior year comparatives have been re-presented to reflect revised revenue type categories

2 See Glossary on page 1

5	Operating costs

	Half year to 30 September
	2018 (IFRS 15)	2017 (IAS 18)
	£m	£m
Direct labour costs	2,663	2,688
Indirect labour costs	472	451
Leaver costs	8	30
Total labour costs	3,143	3,169
Capitalised labour	(729)	(668)
Net labour costs	2,414	2,501
Product costs and sales commissions[1]	2,172	2,153
Payments to telecommunications operators	1,073	1,207
Property and energy costs	661	649
Network operating and IT costs	508	476
Programme rights charges	403	377
Other operating costs[1]	717	839
Operating costs before depreciation, amortisation and specific items	7,948	8,202
Depreciation and amortisation	1,736	1,757
Total operating costs before specific items	9,684	9,959
Specific items (Note 6)	212	373
Total operating costs	9,896	10,332

[1]	Other operating costs have been disaggregated and re-presented for the half year to 30 September 2018

6	Specific items

The group separately identifies and discloses those items that in management’s judgement need to be disclosed by virtue of their size, nature or incidence (termed ‘specific items’). Specific items are used to derive the adjusted results as presented in the accompanying consolidated income statement. Adjusted results are consistent with the way that financial performance is measured by management and assists in providing an additional analysis of the reporting trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors. Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, retrospective regulatory matters, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

	Half year to 30 September
	2018 £m	2017 £m
Specific revenue
Retrospective regulatory matters	36	14
Specific revenue	36	14
Specific operating costs
Restructuring charge	206	130
Retrospective regulatory matters	5	13
Italian business investigation	1	6
EE acquisition warranty claims	-	225
Profit on disposal of business	-	(1)
Specific operating costs	212	373
Specific operating loss	248	387
Net interest expense on pensions	69	109
Net specific items charge before tax	317	496
Tax credit on specific items before tax	(52)	(46)
Net specific items charge after tax	265	450

Restructuring charge

During the first half of the year we incurred charges of £206m (H1 2017/18: £130m), primarily relating to leaver costs. These costs reflect projects within our group-wide cost transformation programme, including those costs related to the integration of EE.

Retrospective regulatory matters

We’ve recognised a net charge of £41m (H1 2017/18: £27m) in relation to regulatory matters in the first half of this year. This reflects the completion of the majority of compensation payments to other communications providers in relation to Ofcom’s March 2017 findings of its investigation into our historical practices on Deemed Consent by Openreach, and new matters arising. Of this, £36m is recognised in revenue and £5m in operating costs.

Italian business investigation

During the first half of the year we have incurred professional costs relating to the investigation of our Italian business of £1m (H1 2017/18: £6m).

Interest expense on retirement benefit obligation

During the first half of the year we incurred £69m (H1 2017/18: £109m) of interest costs in relation to our defined benefit pension obligations.

Tax on specific items

A tax credit of £52m (H1 2017/18: £46m) was recognised in relation to specific items.

EE acquisition warranty claims

In the prior year we reached settlements with Deutsche Telekom and Orange in respect of any warranty claims under the 2015 EE acquisition agreement, arising from the issues previously announced regarding our operations in Italy. This represents a full and final settlement of these issues and results in a specific item charge of £225m.

7	Pensions

	30 September 2018	31 March 2018 (restated)
	£bn	£bn
IAS 19 liabilities – BTPS	(55.6)	(56.2)
Assets – BTPS	50.8	49.9
Other schemes	(0.5)	(0.5)
Total IAS 19 deficit, gross of tax	(5.3)	(6.8)
Total IAS 19 deficit, net of tax	(4.5)	(5.7)

Discount rate (nominal)	2.85%	2.65%
Discount rate (real)	(0.39)%	(0.44)%
RPI inflation	3.25%	3.10%
CPI inflation	1.0% below RPI until 31 March 2023 and 1.1% below RPI thereafter	1.0% below RPI until 31 March 2023 and 1.1% below RPI thereafter

8	Financial instruments and risk management

Fair value of financial assets and liabilities measured at amortised cost

At 30 September 2018, the fair value of listed bonds and other long-term borrowings was £17,507m (31 March 2018: £14,878m) and the carrying value was £16,212m (31 March 2018: £13,491m) and fair value of finance leases was £245m (31 March 2018: £253m) and carrying value was £218m (31 March 2018: £223m)

The fair value of the following financial assets and liabilities approximate to their carrying amount:

•	Cash and cash equivalents

•	Trade and other receivables

•	Trade and other payables

•	Provisions

•	Investments held at amortised cost

•	Other short term borrowings

•	Investments classified as loans and receivable

•	Contract assets

•	Contract liabilities

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk; and liquidity risk. There have been no changes to the risk management policies which cover these risks since 31 March 2018.

Fair value estimation

IFRS9 introduces three new categories of financial assets, fair value through profit and loss, fair value through other comprehensive income and amortised cost. At 31 March 2018 assets held at fair value included £2,575m of investments in liquidity funds, held as available for sale. These investments are held with the objective of collecting contractual cashflows. Under IFRS 9 they have therefore been classified as amortised cost. All other assets which were previously held as available for sale are now held as fair value through other comprehensive income.

These instruments are further analysed by three levels of valuation methodology which are:

1.	Level 1 – uses quoted prices in active markets for identical assets or liabilities

2.	Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly

3.	Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

The fair value of the group’s outstanding derivative financial assets and liabilities were estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

	Level 1	Level 2	Level 3	Total held at fair value
30 September 2018	£m	£m	£m	£m
Investments
Fair value through other comprehensive income	38	-	15	53
Fair value through profit and loss	6	-	-	6
Derivative assets
Designated in a hedge	-	1,521	-	1,521
Fair value through profit and loss	-	257	-	257
Total assets	44	1,778	15	1,837
Derivative liabilities
Designated in a hedge	-	564	-	564
Fair value through profit and loss	-	195	-	195
Total liabilities	-	759	-	759

	Level 1	Level 2	Level 3	Total held at fair value
31 March 2018	£m	£m	£m	£m
Investments
Available for sale	32	2,575	14	2,621
Fair value through profit and loss	7	-	-	7
Derivative assets
Designated in a hedge	-	1,248	-	1,248
Fair value through profit and loss	-	261	-	261
Total assets	39	4,084	14	4,137
Derivative liabilities
Designated in a hedge	-	628	-	628
Fair value through profit and loss	-	209	-	209
Total liabilities	-	837	-	837

No gains or losses have been recognised in the income statement in respect of Level 3 assets held at 30 September 2018. There were no changes to the valuation methods or transfers between levels 1, 2 and 3 during the half year.

9	Financial commitments

Capital expenditure for property, plant and equipment and software contracted for at the balance sheet date but not yet incurred was £1,293m (30 September 2017: £875m; 31 March 2018: £993m). Programme rights commitments, mainly relating to football broadcast rights for which the licence period has not yet started, were £2,866m (30 September 2017: £1,955m; 31 March 2018: £2,823m).

10	Contingent liabilities

Save for the updates provided below, there have been no material updates relating to the Legal Proceedings and Regulatory matters as disclosed in the Annual Report 2018.

Italian business – US securities class action complaints

On 1 August 2018 our motion to dismiss the first amended complaint filed in the District of New Jersey in November 2017 was granted, without prejudice to the filing of a second amended complaint which was filed on 1 October 2018. On 29 October 2018 we filed our motion to dismiss this second amended complaint.

11	Post balance sheet events

Changes in our segments

From 1 October 2018, our existing Business and Public Sector and Wholesale and Ventures divisions will be brought together into a combined division, Enterprise, to accelerate transformation, simplify our operating model and strengthen accountabilities. These businesses operated and were reported separately throughout the first half of the 2018/19 financial year and therefore have been presented as separate operating segments throughout these accounts. In the first half of the year there were £10m of internal revenue and costs between Business and Public Sector and Wholesale and Ventures.

Following our commitment to Ofcom in 2017 BT Group has completed the transfer of 31,000 employees to Openreach Limited from 1 October 2018, marking the final step in the creation of a more independent, legally separate business within the BT Group. As part of this, BT Northern Ireland Networks was renamed Openreach Northern Ireland and will be reported as part of Openreach (previously Business and Public Sector (Enterprise)).

There is no impact on total group results, balance sheet or cash flows.

BT’s pension schemes

On 26 October, the High Court handed down a judgment involving the Lloyds Banking Group’s defined benefit pension schemes. The judgment concluded the schemes should be amended to equalise pension benefits for men and women in relation to guaranteed minimum pension benefits. The issues determined by the judgment arise in relation to many other defined benefit pension schemes. We are working with the trustees of our pension schemes, and our actuarial and legal advisers, to understand the extent to which the judgment crystallises additional liabilities for BT’s pension schemes. We estimate this could be in the hundreds of millions of pounds, and any adjustment necessary is expected to be recognised in the second half of 2018/19.

12	Related party transactions

British Telecommunications plc and certain of its subsidiaries act as a funder and deposit taker for cash related transactions for both its parent (BT Group Investments Limited) and ultimate parent company (BT Group plc). The loan arrangements described below with these companies reflect this. Cash transactions normally arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buyback of shares and the exercise of share options. Transactions between the ultimate parent company, the parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.

In 2001/02 the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc.

A dividend BT plc of £2,500m (2017: £nil) was declared and settled with the parent company in relation to the year ended 31 March 2018 during the first half.

A summary of the balances with the parent and ultimate parent companies and the finance income or expense arising in respect of these balances is shown below:

	Asset (liability)		Finance income (expense)
	30 September 2018	31 March 2018	30 September 2018	30 September 2017
	£m	£m	£m	£m
Amounts owed by (to) parent company
Loan facility – non-current asset investments	10,486	10,318	105	84
Loan facility – current asset investments	105	168	n/a	n/a
Trade and other payables	(73)	(50)	n/a	n/a
Amounts owed by (to) ultimate parent company
Non-current asset investments	3,024	2,983	30	13
Non-current liabilities	(1,061)	(1,044)	(22)	(9)
Trade and other receivables	16	15	n/a	n/a
Current asset investments	30	34	n/a	n/a
Current liabilities	(1,477)	(18)	n/a	n/a

13	Principal risks and uncertainties

We have processes for identifying, evaluating and managing our risks. Details of our principal risks and uncertainties can be found on pages 34 to 47 of the Annual Report 2018 and are summarised below. All of them have the potential to have an adverse impact on our business, revenue, profits, assets, liquidity and capital resources.

•

The risks associated with operating under a wide range of local and international laws, trade sanctions and import and export controls; coupled with the risk of inappropriate and unethical behaviour by our people or associates

•	The risks arising from operating as a major data controller and processor of customer information around the world
•

The risks arising from our operational activities, and in particular the work of our engineers, that are subject to health and safety regulation and enforcement by national authorities. This also extends to the risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment – although according to the World Health Organisation there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards

•

The risks arising from operating in markets which are characterised by: high levels of change; strong and new competition; declining prices and in some markets declining revenue; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices

•	The risks associated with some of our activities being subject to significant price and other regulatory controls
•	The risks associated with a significant funding obligation in relation to our defined benefit pension schemes, and in particular the BT Pension Scheme
•	The risks associated with political and geopolitical trends and incidents, including the uncertainty caused by the UK voting to leave the European Union
•	The financial risks common to other major international businesses, including market, credit, liquidity and tax risks
•	The risks that could impact the security of our data or the resilience of our operations and services
•	The risks associated with complex and high value national and multinational customer contracts
•	The risk there could be a failure of any of our critical third-party suppliers to meet their obligations
•	The risks associated with not being able to secure sufficient employee engagement to support delivery of our strategic aims

There have been no significant changes to the principal risks and uncertainties in the half year to 30 September 2018. These principal risks and uncertainties continue to have the potential to impact our results or financial position during the remaining six months of the financial year.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

We confirm that to the best of our knowledge:

• the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU;

• the interim management report includes a fair review of the information required by:

a)

DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b)

DTR 4.2.8R of the Disclosure Guidance and Transparency Rules , being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

By order of the Board

Ulrica Fearn

Director

22 November 2018

INDEPENDENT REVIEW REPORT TO BT GROUP PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2018 which comprises the condensed consolidated income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2018 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the half-yearly financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

The annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. The directors are responsible for preparing the condensed set of financial statements included in the half-yearly financial report in accordance with IAS 34 as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Antony Cates

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

22 November 2018

Additional Information

Notes

1)

Our commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Reported revenue, reported operating costs, reported operating profit, reported profit before tax, reported net finance expense and reported EPS are the equivalent unadjusted or statutory measures. Reconciliations of reported to adjusted revenue, operating costs, operating profit, profit before tax and EPS are set out in the Group income statement. Reconciliations of underlying revenue, net debt and free cash flow from the nearest measures prepared in accordance with IFRS are provided in this Additional Information.

2)

Trends in underlying revenue are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth. As such this excludes the impact of acquisitions or disposals, foreign exchange movements and specific items.

Reconciliation of earnings before interest, tax, depreciation and amortisation

Earnings before interest, tax, depreciation and amortisation (EBITDA) is not a measure defined under IFRS, but is a key indicator used by management to assess operational performance. We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments. A reconciliation of reported profit before tax to adjusted EBITDA is provided below.

	Half year to 30 September
	2018 (IFRS 15)	2017 (IAS 18)
	£m	£m
Reported profit for the period	1,144	881
Tax	310	293
Reported profit before tax	1,454	1,174
Net interest related finance expense	163	157
Depreciation and amortisation	1,736	1,757
EBITDA	3,353	3,088
EBITDA specific items	248	387
Net other finance expense	76	123
Share of post tax losses (profits) of associates and joint ventures	(1)	-
Adjusted[1] EBITDA	3,676	3,598

[1]	See Glossary on page 1

Reconciliation of year on year trends in underlying revenue

Year on year trends in underlying revenue seeks to reflect the underlying performance that will contribute to long-term profitable growth. A reconciliation from the trend in reported revenue, the most directly comparable IFRS measure, to the trend in underlying revenue, is set out below.

Half year to 30 September 2018
%
Decrease in reported revenue (IAS 18)	(1.7)
Specific items (IAS 18)	0.2
IFRS 15 adjustment	0.3
Decrease in adjusted[1] revenue (IFRS 15 proforma)	(1.2)
Foreign exchange movements	0.3
Decrease in underlying[1] revenue	(0.9)

1 See Glossary on page 1

Reconciliation of year on year trends in adjusted earnings before interest, tax, depreciation and amortisation

Earnings before interest, tax, depreciation and amortisation (EBITDA) is not a measure defined under IFRS, but is a key indicator used by management to assess operational performance. A reconciliation of the trends in EBITDA is provided below.

Half year to 30 September 2018
%
Increase (decrease) in EBITDA (IAS 18)	6.8
Specific items (IAS 18)	(4.6)
IFRS 15 adjustment	(0.3)
Decrease in adjusted[1] EBITDA (IFRS 15)	1.9

1 See Glossary on page 1

Forward-looking statements – caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: our assumptions for the take-up in BDUK areas and our investment in our FTTP and Gfast network build.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT whether as a result of the uncertainties arising from the UK’s exit from the EU or otherwise; future regulatory and legal actions, decisions, outcomes of appeal and conditions or requirements in BT’s operating areas, in particular those relating to BT’s pension scheme liabilities, as well as competition from others; consultations and market reviews; selection by BT and its customer facing units of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs, or impact on customer service; developments in the convergence of technologies; external threats to cyber security, data or resilience; political and geo-political risks; the anticipated benefits and advantages of new technologies, products and services not being realised, including the proposed investment in our FTTP broadband network; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT and its principal products and services; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; additional funding obligationto the BT pension schemes; the anticipated benefits, synergies and cost savings of the EE integration not being delivered; the improvements to the control environment proposed following the investigations into BT’s Italian business not being implemented successfully, effectively or timeously across the Group; inappropriate or unethical behaviour by our people or associates; and general financial market conditions affecting BT’s performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierly
	Name:	Heather Brierly
	Title:	Secretary

Date: November 23, 2018